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                    [LETTERHEAD OF JACK UTTER & ASSOCIATES]


                                                               December 17, 1996


Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

     Attention:  Mrs. Kim Do, Esq.

     Re: Withdrawal of Two (2) Form S-8s filed July 24, 1996 and July 26, 1996 Nerox Engergy Corporation
          Commission File Nos. 333-08705 and 333-08875

Dear Ms. Do:

     Please withdraw the two (2) Forms S-8 filed July 24, 1996 (File No. 333-08705) and July 26, 1996 (File No. 333-08875), by Nerox Energy Corporation, pursuant to 17 Code of Federal Regulations section 230.477(a)(b)(c). The
July 24th and 26th, 1996, Form S-8s are withdrawn in their entirety, including all exhibits.

     The July Form S-8s are withdrawn in that Nerox Energy Corporation filed a Form S-8 on September 13, 1996 which supersedes and nullifies the previous S-8 filings of July 24th and 26th, 1996.

                                                   Yours very truly,


                                                   /s/ JACK UTTER
                                                   ------------------------
                                                   Jack Utter
                                                   General Counsel
                                                   Nerox Energy Corporation

cc:  Nicholas E. Ross
     President, Nerox Energy Corporation